Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

February 17, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2097

Core Four 60/40 Retirement Portfolio, Series 14

File Nos. 333-251587 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2097, filed on December 22, 2020 with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 14 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts and exchange-traded funds that may invest in mortgage-backed securities. If the trust invests in such securities, please provide the corresponding risk disclosures.

Response:       If the trust invests in real estate investment trusts or exchange-traded funds that invest primarily in mortgage-backed securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren